Exhibit 99.1

WNS (HOLDINGS) LIMITED ANNOUNCES DETAILS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NEW YORK, LONDON and MUMBAI, May 02, 2024 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global digital-led Business Process Management (BPM) solutions, announced today that an extraordinary general meeting (“EGM”) of its shareholders will be held on Thursday, May 30, 2024, at 11:00 am (British Summer Time), at 22 Grenville, St Helier, Jersey JE4 8PX, Channel Islands.

A Shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy or proxies to attend the EGM and to vote on their behalf. A form of proxy should be completed in accordance with the instructions printed thereon.

The Company distributed the notice of EGM, proxy statement, voting card and proxy card on or about May 02, 2024.

The notice of EGM, proxy statement, proxy card and voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the notice of EGM, proxy statement, proxy card and voting card, free of charge, by sending a written request at web.queries@computershare.com or to the Computershare Trust Company, N.A. at 150 Royall Street, Canton, Massachusetts 02021,United States of America or by calling Shareholder services line: +1 (781) 575 3100 or write to the Company at Gopi.Krishnan@wns.com,attention Gopi Krishnan.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 600 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2024, WNS had 60,125 professionals across 65 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram EVP & Global Head–Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com